UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13G

          Under the Securities Exchange Act of 1934
                      (Amendment No. 1)

                       EchoCath, Inc.
                      (Name of Issuer)

                 Common Stock, no par value
               (Title of Class of Securities)

                         278760 10 3
                       (CUSIP Number)

                   February 27, 1996
 (Date of Event which Requires the Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          ___  Rule 13d-1(b)

           x  Rule 13d-1(c)

          ___  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.                278760 10 3              13G

1    NAME OF REPORTING PERSON                     EP MedSystems, Inc.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON    22-3212190

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A   (a)  [   ]
     GROUP                                        (b)  [   ]

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION          New Jersey corporation

NUMBER OF      5    SOLE VOTING POWER              233,333 shares(1)
SHARES
BENEFICIALLY   6    SHARED VOTING POWER            0 shares
OWNED BY
EACH           7    SOLE DISPOSITIVE POWER         233,333 shares(1)
REPORTING
PERSON         8    SHARED DISPOSITIVE POWER       0 shares
WITH:

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON                          233,333 shares (1)

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
     (9)  EXCLUDES CERTAIN SHARES                   [   ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN
     ROW 9                                          6.21% (2)

12   TYPE OF REPORTING PERSON                       CO

(1) Represents 280,000 shares of Series B Cumulative Convertible Preferred Stock, no par value ("Series B Convertible Preferred Stock"), which are convertible at any time into shares of EchoCath, Inc.'s Class A Common Stock, no par value ("Class A Common Stock"). For the calendar years 1997 through 1999, the conversion rate is 1 share of Class A Common Stock for each 1.2 shares of Series B Convertible Preferred Stock. Thereafter, the conversion rate is 1 share of Class A Common Stock for each 1.3 shares of Series B Convertible Preferred Stock. Each share of Series B Convertible Preferred Stock is entitled to the number of votes equal to the number of full shares of Class A Common Stock into which such share of Series B Convertible Preferred Stock is then convertible.

(2)   Represents the percentage of EchoCath's Class  A  plus
Class B Common Stock.

Item 1.

     (a)   Name of Issuer
               EchoCath, Inc.

     (b)  Address of Issuer's Principal Executive Offices
               4326 US Route 1
               Monmouth Junction, NJ 08852

Item 2.

     (a)  Name of Filing Person
               EP MedSystems, Inc.

     (b)  Address of Principal Business Office
               100 Stierli Court
               Mount Arlington, New Jersey 07856

     (c ) Citizenship
               New Jersey corporation

     (d)  Title of Class of Securities
               Common Stock, no par value

     (e)  CUSIP Number
               278760 10 3

Item 3.   If this statement is filed pursuant to Section
240.13d-1(b), or 240.2(b) or (c ), check whether the person filing is a:

          Not applicable

Item 4.   Ownership

     (a)  Amount Beneficially Owned:  233,333 share ofClass A Common Stock (1)

     (b)  Percent of Class:                               6.21% (2)

     (c)(i)  Sole Power to vote or to direct the vote:    233,333 (1)

     (c)(ii)  Shared power to vote or to direct the vote: 0

     (c)(iii)  Sole power to dispose or to direct the
               disposition of:                            233,333 (1)

     (c)(iv)  Shared power to dispose or to direct the
              disposition of:                             0

(1) Represents 280,000 shares of Series B Cumulative Convertible Preferred Stock, no par value ("Series B Convertible Preferred Stock"), which are convertible at any time into shares of EchoCath, Inc.'s Class A Common Stock, no par value ("Class A Common Stock"). For the calendar years 1997 through 1999, the conversion rate is 1 share of Class A Common Stock for each 1.2 shares of Series B Convertible Preferred Stock. Thereafter, the conversion rate is 1 share of Class A Common Stock for each 1.3 shares of Series B Convertible Preferred Stock. Each share of Series B Convertible Preferred Stock is entitled to the number of votes equal to the number of full shares of Class A Common Stock into which such share of Series B Convertible Preferred Stock is then convertible.

(2)   Represents the percentage of EchoCath's Class A Common
Stock plus Class B Common Stock.


Item 5.   Ownership of Five Percent or Less of a Class:

If  this statement is being filed to report the fact that as of  the date hereof, the reporting  person has ceased to  be the  beneficial  owner  of more than  5%  of  the  class  of
securities, check the following:   [    ].


Item 6.   Ownership  of More than Five  Percent on Behalf of
Another Person:

          Not applicable

Item 7.   Identification and Classification of the
Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

          Not Applicable

Item 8. Identification and Classification of Members of the Group:

          Not Applicable

Item 9.   Notice of Dissolution of Group:

          Not Applicable

Item 10.  Certification:

          (a)  Not applicable

          (b)   By  signing  below,  I  certify  that,   to
the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                          SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:          January 26, 1999
               -----------------

Signature:      /s/ James J. Caruso
               --------------------

Name/ Title:   James J. Caruso,
               Vice President and Chief Financial Officer

Attention:     Intentional misstatements or omissions of
fact constitute Federal criminal violations (See U.S.C.
1001).